St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St. Jude RESOURCES LTD.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

03045393

RECEIVED DEC 29 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 158

December 19, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 – 5th Street N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sir:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 – 4014

To update the records of the above, enclosed please find a copy of our News Release #144, which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

MICHAEL A. TERRELL,
President

/sgm
enclosures

dlw 1/6

St. Jude RESOURCES LTD.

NEWS RELEASE

Third Quarter Results
Drilling to Continue in Ghana and Burkina Faso in New Year

Vancouver, December 19, 2003 - St. Jude Resources Ltd. (SJD-TSX.V) provides the following summary of its recently released third quarter financial results. Complete details of the company's October 31, 2003 quarterly financial statements and management discussion and analysis may be viewed on St. Jude's website at www.stjudegold.com.

At the time of the filing of these quarterly financial statements, the company had working capital in excess of $17.6 million, which is sufficient to meet the company's financial needs and planned exploration and development expenditures on the company's four advanced gold projects in Ghana and Burkina Faso. Management expects significant additional capital to be generated from both the exercise of existing warrants and options.

Expenditures on the company's resource properties for the quarter amounted to $802,437 and year to date were $2,401,274.00. Administrative expenses and overhead totalled $339,484, representing a moderate increase over last year. Significant material changes in the company's affairs, subsequent to the quarter end include the closing of an $18 million financing (less associated expenses) and the acquisition of the remaining 29.875% interest in the company's Benso gold concession. On closing, the company will own 100% of the Benso concession, subject only to the standard Government 10% carried interest.

Exploration and resource definition drilling on the company's gold projects has been moving forward at a steady pace. Additionally the Company's exploration team continues to advance targets for future drilling. St. Jude's management team encourages shareholders to review the new project maps on the company website at www.stjudegold.com/projects (see new maps) for details on the deposits and advanced targets, as well as infrastructure. Drilling will re-commence on all of the projects after a short Christmas break and results from ongoing exploration are expected early January 2004.

St. Jude is a leading West African explorer focused on the discovery and development of Gold deposits amenable to low cost mining. The company's four advanced-stage projects namely, Hwini-Butre/Benso in Ghana and Goulagou/Rounga in Burkina Faso cover over 571 sq. km. (141,171 acres) of one of the richest and most productive gold bearing regions in the world. With a well stocked treasury, expanding gold resources, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel: +1 - 604 - 940 - 6565
Fax: +1 - 604 - 940 - 6566

Or visit the company's website at:
www.stjudegold.com